Form 51-102F1

KOKOMO ENTERPRISES INC.

Management’s Discussion & Analysis

Unaudited Financial Statements for the

Nine months ended September 30, 2010

The following discussion and analysis of the financial position and results of operations for KOKOMO ENTERPRISES INC (the “Company” or “Kokomo”) should be read in conjunction with the unaudited financial statements and the notes thereto for the nine months ended September 30, 2010 and the audited financial statements and the notes thereto for the years ended December 31, 2009 and 2008 and which are prepared in accordance with Canadian generally accepted accounting principles.  The unaudited financial statements and notes thereto for the nine months ended September 30, 2010 have not been reviewed by the Company’s Auditor.  The following Management’s Discussion and Analysis have not been reviewed by the Company’s Auditor.

The following information is prepared as at November 10, 2010.

Forward-Looking Statements

Certain statements contained herein are “forward-looking” and are based on the opinions and estimates of management, or on opinions and estimates provided to and accepted by management.  Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied.  Readers are therefore cautioned not to place reliance on any forward-looking statement.

Description of Business

The Company is a junior mineral exploration company.

Kokomo is a reporting issuer in the Provinces of British Columbia, Alberta, Quebec and Ontario and files all public documents, including an AIF in its alternate form, on www.Sedar.com . The Company is a foreign private issuer in the United States of America and in this respect files, on EDGAR, its Annual Report on Form 20-F and other reports on Form 6K.  The following link, http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=825171 will give you direct access to the Company’s United States Securities and Exchange Commission (“U.S. SEC”) filings.

KOKOMO ENTERPRISES INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the nine months ended September 30, 2010 and 2009

Results of Operations

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

Effective November 28, 2007, the common shares of the Company have been listed for trading on the Canadian National Stock Exchange (“CNSX”).

On April 16, 2009, the Company changed its name from Zab Resources Inc. (“Zab”) to Kokomo Enterprises Inc.

(“Kokomo”), and the Company consolidated its capital stock on the basis of 25 (old) shares of Zab for 1 (new) share of Kokomo.  As a result, the shares of Kokomo commenced trading in Canada on the CNSX under the symbol “KKO”, and in the U.S.A. the shares of Kokomo commenced trading on the OTC Bulletin Board under the symbol “KKOEF”.  The Cusip number of the Company’s common shares is 500323100.

All common shares and per share amounts have been restated to give retroactive effect to the 25:1 share consolidation, which took effect on April 16, 2009.

At the Annual General Meeting of the Company’s shareholders which was held on June 4, 2010, the shareholders received the Audited Consolidated Financial Statements for the year ended December 31, 2009 and the Auditor’s Report thereon; fixed the number of Directors for the ensuing year at four; elected Bedo H. Kalpakian, Jacob H. Kalpakian, Gregory T. McFarlane and Fred A.C. Tejada as Directors of the Company; re-appointed the Company’s Auditor, Smythe Ratcliffe, Chartered Accountants, for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor and, re-approved the Company’s 2004 Stock Option Plan.

For the nine months ended September 30, 2010:-

•

The Company’s operating expenses were $351,875 as compared to $352,417 for the corresponding period in 2009.

•

The Company realized a net loss of  $351,856 as compared to a net loss of $354,899 for the corresponding period in 2009.

•

The Company’s total assets were $163,141 as compared to $244,931 for the corresponding period in 2009.

•

The Company’s total liabilities were $131,233 as compared to $64,147 for the corresponding period in

              2009.

•

The Company had a working capital deficiency of $119,432 as compared to a working capital deficiency of $45,073 for the corresponding period in 2009.

On February 8, 2010, the Company entered into a binding letter of intent (“LOI”) with an arm’s length party to acquire a 75% right, title and interest in the surface rights of the Zaniza Iron Ore Property, located in the Municipality of Sola De Vega in the State of Oaxaca in Mexico.  The parties to the LOI had agreed to enter into a Definitive Agreement by March 31, 2010 (“The Deadline”).  Subsequently, an Amending Agreement was entered into and was executed by the parties whereby The Deadline was extended to August 31, 2010.  As the Company was unable to enter into a Definitive Agreement by the expiry of The Deadline, the Company decided not to proceed any further with this acquisition.

The Company is presently not a party to any legal proceedings whatsoever.

KOKOMO ENTERPRISES INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the nine months ended September 30, 2010 and 2009

Mineral Properties

1.

Extra High Property

On March 26, 2004, the Company entered into an Option Agreement with an arm’s length party (the “Arm’s Length Party”) in respect to certain mineral claims, which are situated in the Kamloops Mining Division in British Columbia (the “Extra High Property”).  Pursuant to the terms of the Option Agreement as amended on March 8, 2005, the Company obtained the right to acquire a 100% undivided interest in the Extra High Property, subject to a 1.5% net smelter returns royalty payable to the Arm’s Length Party (the “Arm’s Length Royalty”), by making staged cash payments totalling $150,000 and incurring exploration expenditures on the Extra High Property totalling $500,000 over a period of three years.  Upon the Company earning a 100% undivided interest in the Extra High Property, the Company obtained the right to purchase at any time 50% of the Arm’s Length Royalty by paying to the Arm’s Length Party the sum of $500,000 leaving the Arm’s Length Party with a 0.75% net smelter returns (NSR) royalty.

Commencing in May, 2005 and up to December, 2005, the Company conducted its exploration program on the Extra High Property.  The exploration program consisted of soil sampling, geological mapping, trenching and diamond drilling.  A total of 1,874.3 metres of NQ diamond drilling and 455 lineal metres of trenching were completed while 194 soil samples were collected over 4 areas on the Extra High Mineral Property.  The exploration work program was conducted by, and was under the direct supervision of, J.W. Murton, P. Eng, a qualified person as defined by National Instrument 43-101.  At the time, J.W. Murton was a director of the Company.  J. W. Murton has prepared for the Company a Technical Report (NI 43-101) on the Extra High Property (2005 Exploration Program) dated February 28, 2006 which has been filed by the Company on www.Sedar.com, and on the Company’s Corporate Website, www.kokomoenterprises.ca .

On September 8, 2006, the Company entered into an Option Agreement with Colt Resources Inc. (“Colt”) , a company formerly related by certain common officers and directors, whereby Colt obtained the right to acquire a 50% undivided interest, subject to the Arm’s Length Royalty in the Extra High Property by incurring exploration expenditures of $240,000 on the Extra High Property by no later than February 28, 2007 and by making cash payments to the Company totalling $133,770 by no later than March 26, 2007.

On September 12, 2006, the Company and the Arm’s Length Party amended the Option Agreement by entering into an Amending Agreement whereby the Company was granted an extension period until June 26, 2007 to make the balance of cash payments to the Arm’s Length Party and incur the remaining exploration expenditures on the Extra High Property.

On October 31, 2006, the Company and Colt entered into an Amending Agreement whereby Colt was granted an extension period until June 26, 2007 to incur exploration expenditures on the Extra High Property and to make the cash payments to the Company.

Upon Colt earning its 50% undivided interest in the Extra High Property, the Company and Colt would thereafter equally contribute to all future exploration costs.  If any party would fail to contribute its share of future exploration costs, then its respective interest would be diluted on a straight-line basis.  If any party’s interest would be diluted to less than a 10% interest, then that party’s interest in the Extra High Property would be converted into a 0.5% NSR royalty.

On April 16, 2007, the Company and the Arm’s Length Party amended the Option Agreement by entering into an Amending Agreement whereby the Company was released of the requirement to incur the remaining exploration expenditures but instead was required to make a cash payment of $60,000 (paid) to the Arm’s Length Party.

On June 14, 2007, the Company amended its Option Agreement with Colt whereby Colt would have the right to acquire a 34% interest in the Extra High Property by making cash payments to the Company totalling $193,770 by no later than June 26, 2007. The Amending Agreement released Colt of the requirement to incur $240,000 in exploration expenditures on the Extra High Property.

KOKOMO ENTERPRISES INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the nine months ended September 30, 2010 and 2009

On June 26, 2007, the Company made its final payment to the Arm’s Length Party thereby earning a 100% undivided interest in the Extra High Property subject only to the Arm’s Length Royalty.  Colt made its final payment to the Company and earned its 34% interest in the Extra High Property, thus reducing the Company’s interest to 66%.

During the fourth quarter of 2007, the Company and its joint venture partner Colt conducted a diamond drilling program on the Extra High Property.  A total of 1,293.59 metres were drilled in 8 NQ diamond drill holes.  The diamond drilling program was targeted at expanding the previously indicated mineralization in the K7 lens and was successful in revealing the potential for larger zones of lower grade mineralization lying adjacent to the massive sulphide mineralization indicated in earlier work.  The diamond drilling program was conducted by and was under the direct supervision of J. W. Murton, P. Eng., a qualified person as defined by National Instrument 43-101.  At the time, J. W. Murton was a director of  the Company.  For further particulars about the diamond drilling program please see the report on the 2007 Diamond Drilling Program dated February 28, 2008 that was prepared for the Company and Colt by J. W. Murton, P. Eng. which has been filed by the Company on its corporate website www.kokomoenterprises.ca.

At December 31, 2007, the Company held a 66% interest in the Extra High Property.

On January 21, 2008, the Company entered into an Option Agreement (the “2008 Option Agreement”) with Colt whereby Colt was granted the right and option to acquire, in two separate equal tranches, the Company’s 66% undivided interest in the Extra High Property.  Colt has exercised the first tranche of the option by making a cash payment of $250,000 to the Company.  As a result of exercising the first tranche of the option Colt’s interest in the Extra High Property increased to 67% and Colt has become the operator.

In order to exercise the second tranche of the option, Colt was required to make a cash payment of $250,000 to the Company on or before December 31, 2008.  As of December 31, 2008, Colt did not exercise the second tranche of the option.  Consequently, Colt holds a 67% undivided interest in the Extra High Property and the Company holds a 33% undivided interest in the Extra High Property.  Pursuant to the Joint Venture which the Company and Colt have formed, each party shall henceforth contribute its proportionate share of property related expenditures.  If any party fails to contribute its share of future property related expenditures, then its interest will be diluted on a straight-line basis.  If any party’s interest is diluted to less than 10%, then that party’s interest in the Extra High Property will be converted into a 0.5% net smelter returns royalty.

As at the date of this MD&A, the Company holds a 33% undivided interest in the Extra High Property.

Investment in the Extra High Property consists of costs incurred as follows:

	2010	2009	2008	Cumulative to September 30, 2010

Acquisition (property option payments)	$0	$0	$0	$150,000
Staking	0	0	0	3,639
Assessment and miscellaneous	0	0	0	10,311
Geological, geochemical, trenching and drilling	263	1,194	21,514	431,160
Colt property option payments	0	0	(250,000)	(443,770)

	$263	$1,194	$(228,486)	$151,340

KOKOMO ENTERPRISES INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the nine months ended September 30, 2010 and 2009

2.

Ontario Lithium Properties (Mineral Leases)

On July 31, 2008 the Company entered into a Property Purchase Agreement (the “Agreement”) with an arm’s length party in respect to all of the Company’s Lithium Properties (Mineral Leases) located in the Province of Ontario, Canada whereby the Company has sold all of its Lithium Properties to the arm’s length party.  As consideration, the arm’s length party has paid to the Company $50,000 cash and has issued to the Company 25,000 fully paid non-assessable common shares of Coniagas Resources Ltd., a publicly listed company.  And, pursuant to the Agreement, the arm’s length party is obligated to pay to the Company one-half percent (1/2%) gross receipts royalty after six months from the date of commencement of commercial production from the Lithium Properties (Mineral Leases).   These properties were previously written off at the end of fiscal year 2000.

3.            Hope Creek Property

On October 24, 2008, the Company entered into an Option Agreement with two individuals, who are at arm’s length to the Company, in respect to certain mineral claims which are situated in the Lillooet Mining Division in British Columbia (the “Hope Creek Property”). Pursuant to the terms of the Option Agreement, the Company obtained the right to acquire a 100% undivided interest in the Hope Creek Property, subject to a 1% NSR royalty, by issuing 2,000 common shares, making staged cash payments totaling $90,000 over three years, incurring not less than $50,000 in exploration expenditures on the Hope Creek Property by December 31, 2008 and incurring additional optional exploration expenditures totaling $250,000 over a period of three years.  During the year ended December 31, 2008, the Company fulfilled its commitment and issued 2,000 common shares and incurred $68,654 in exploration expenditures by December 31, 2008. The $90,000 staged cash payments are optional and are payable as follows: (i) $15,000 on or before December 31, 2009; (ii) $25,000 on or before December 31, 2010; and (iii) $50,000 on or before December 31, 2011.

The Company qualified for the BC Mineral Exploration Tax Credit in the amount of $1,060 in 2009 and in the amount of $7,178 in 2008 for exploration expenses incurred on the Hope Creek Property.  These amounts have been credited against expenses incurred on this property.

Investment in the Hope Creek Property consisted of costs incurred as follows:

	2009	2008	Cumulative to September 30, 2010
Acquisition (property option payments)	$0	$1,500	$1,500
Geological and geochemical	2,340	68,654	70,994
Mineral exploration tax credit	(1,060)	(7,178)	(8,238)
Abandonment of property	(64,256)	0	(64,256)
	$(62,976)	$62,976	$0

The Company conducted a diamond drilling program as of October 28, 2008 on the Hope Creek Property.

The diamond drilling program was targeted at disseminated and shear hosted mineralization in a complex acid to intermediate phase volcanogenic environment. Earlier work by the property owners had indicated zinc mineralization in a shear structure and related copper/zinc soil geochemical anomalies in the areas sampled.  Three diamond drill holes were completed in the program.

The diamond drilling program was conducted by and was under the direct supervision of J.W. Murton, P. Eng., a qualified person as defined by National Instrument 43-101.  At the time, J.W. Murton was a director of the Company.

KOKOMO ENTERPRISES INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the nine months ended September 30, 2010 and 2009

As the results obtained from the diamond drilling program did not meet the Company’s expectations, on October 14, 2009, the Company formally terminated the Option Agreement dated October 24, 2008 in respect to the Hope Creek Property and has written it off.

Third Quarter (September 30, 2010)

During the three months [third quarter] period ended September 30, 2010, the Company had a net loss of $117,413 or $0.01 per share as compared to a net loss of $113,080 or $0.03 per share for the same three months [third quarter] period ended September 30, 2009.

Operating costs slightly increased to $117,169 as compared to $112,540 for the same period in 2009.

During the three months [third quarter] period ended September 30, 2010, the Company’s weighted average number of common shares were 10,807,612 as compared to 3,266,195 for the corresponding period in 2009.

Summary of Quarterly Results

For the Quarterly Periods ended:	September 30, 2010	June 30, 2010	March 31, 2010	December 31, 2009
Total Revenues	$0	0	0	0
Loss before other items	(117,169)	(125,537)	(109,169)	(131,714)
Loss per common share before other items	(0.01)	(0.01)	(0.01)	(0.03)
Earnings / (loss) for the period	(117,413)	(125,274)	(109,169)	(195,319)
Basic earnings /(loss) per common share	(0.01)	(0.01)	(0.01)	(0.05)

For the Quarterly Periods ended:	September 30, 2009	June 30, 2009	March 31, 2009	December 31, 2008
Total Revenues	$0	0	0	0
Loss before other items	(112,540)	(130,338)	(109,539)	(116,832)
Loss per common share before other items	(0.03)	(0.12)	(0.10)	(0.11)
Earnings / (loss) for the period	(113,080)	(130,211)	(111,608)	(116,725)
Basic earnings / (loss) per common share	(0.03)	(0.12)	(0.10)	(0.11)

Note: Earnings (loss) per common share calculations in the above tables have been restated to give retroactive effect to the 25:1 consolidation described in Results of Operations of this MD&A and in note 1 to the Unaudited Financial Statements for the nine months ended September 30, 2010 and 2009.

The diluted loss per share calculations are not reflected as the effect would have been anti-dilutive.

The Company’s business is not of a seasonal nature.

KOKOMO ENTERPRISES INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the nine months ended September 30, 2010 and 2009

Risks related to our Business

The Company, and the securities of the Company, should be considered a highly speculative investment.  The following risk factors should be given special consideration when evaluating an investment in any of the Company's securities.

The Company does not generate any revenues and does not anticipate generating any revenues in the foreseeable future.  Should the Company at a future date generate any revenues, then the Company intends to retain its earnings in order to finance growth.  Furthermore, the Company has not paid any dividends in the past and does not expect to pay any dividends in the foreseeable future.

There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This will result in further dilution to the Company's shareholders.

The exploration of mineral properties involves significant risks which even experience, knowledge and careful evaluation may not be able to avoid.  The prices of metals have fluctuated widely, particularly in recent years as it is affected by numerous factors which are beyond the Company’s control including international, economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rates fluctuations, global or regional consumptive patterns, speculative activities and increased production due to new extraction methods.  The effect of these factors on the price of metals, and therefore the economic viability of the Company’s  interests in mineral exploration properties cannot be accurately predicted.  Furthermore, changing conditions in the financial markets, and Canadian Income Tax legislation may have a direct adverse impact on the Company’s ability to raise funds for its interests in mineral exploration properties.  A drop in the availability of equity financings will likely impede spending on mineral properties.  As a result of all these significant risks, it is quite possible that the Company may lose all its investments in the Company’s interests in mineral properties.

Liquidity and Capital Resources

The Company has incurred significant operating losses over the past three fiscal years, has limited resources, and no sources of operating cash flow.

During 2010, the Company shall require at least $500,000 so as to conduct its operations uninterruptedly.  In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans.  In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly.  While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

As at September 30, 2010:-

•

The Company‘s total number of issued and outstanding shares was 12,953,278 as compared to 6,336,945 for the corresponding period in 2009 (December 31, 2009: 8,420,278).

•

The Company’s total assets were $163,141 as compared to $244,931 for the corresponding period in 2009 (December 31, 2009: $162,205).

•

The Company’s total liabilities were $131,233 as compared to $64,147 for the corresponding period in 2009 (December 31, 2009: $51,741).

•

The Company had a working capital deficiency of $119,432 as compared to a working capital deficiency of $45,073 for the corresponding period in 2009 (December 31, 2009: working capital deficiency of  $40,613).

KOKOMO ENTERPRISES INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the nine months ended September 30, 2010 and 2009

During the nine months period ended September, 2010, the Company announced that it will enter into non-brokered Private Placement Financing Agreements with certain investors, including officers and directors of the Company (the “Subscribers”) whereby the Subscribers will purchase up to 4,500,000 Units of the securities of the Company at the price of $0.06 per Unit for total proceeds to the Company of up to $270,000. Each Unit shall consist of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company at $0.10 per common share for a period of two years from closing date.  In connection with this non-brokered private placement financing, the Company has closed the first, second, third and fourth tranches on March 11, 2010, April 16, 2010, May 4, 2010 and August 16, 2010, respectively, and has issued, in aggregate, 4,500,000 Units in the capital of the Company for total proceeds to the Company of $270,000 of which the amount of $185,583 was allocated to capital stock and the amount of $84,417 was allocated to warrants.  The securities issued pursuant to this private placement are subject to four month and a day hold period from the issuance date.

During 2009, the Company issued an aggregate of 7,325,333 units in the securities of the Company to various investors.  Each Unit consists of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company at a price of $0.10 for a period of two years from closing date, and the remaining 2,083,333 share purchase warrants entitle the holders to purchase one common share at a price of $0.10 for a period of five years from closing date.  All securities issued were subject to a four-month hold period.

During 2008, the Company issued to arm’s length parties 2,000 common shares at a market value of $0.75 per common share for a total value of $1,500 in accordance with the Hope Creek Property Option Agreement.

During the nine months ended September 30, 2010, there were no stock options granted to Directors, Officers, Employees and Consultants.  As at September 30, 2010, there are 168,242 stock options outstanding (September 30, 2009: 178,242) which have been granted to Directors, Officers, Employees and Consultants which expire on June 15, 2011 and are exercisable at Cdn $1.25 per common share.  If any stock options are exercised in the future, then any funds received by the Company from the exercising of stock options shall be used for general working capital purposes.  However, there are no assurances whatsoever that any stock options will be exercised before their expiry.  As at September 30, 2010, there were no stock options exercised.

During the nine months period ended September 30, 2010, an aggregate of 4,500,000 warrants with an exercise price of $0.10 per share purchase warrant were issued and 33,000 warrants were exercised at $0.10 per share for total proceeds to the Company of $3,300.  As at September 30, 2010, 11,792,333 share purchase warrants remain outstanding and exercisable.  Subsequent to the nine months ended September 30, 2010, a total of 1,010,000 share purchase warrants at $0.10 per share were exercised for total proceeds to the Company of $101,000.

During 2009, an aggregate of 7,325,333 warrants were issued.  One warrant is required to purchase one common share at an exercise price of $0.10.

If any warrants are exercised in the future, then any funds received by the Company from the exercising of warrants shall be used for general working capital purposes.  However, there are no assurances whatsoever that any warrants will be exercised before their expiry.

As at September 30, 2010, the Company had:-

•

$2,271 in cash as compared to $6,616 for the corresponding period in 2009 (December 31, 2009: $5,158)

•

HST/GST receivables was $9,530 as compared to $5,280 for the corresponding period in 2009 (December 31, 2009: $4,910)

•

Mineral exploration tax credit receivable was $0 as compared to $7,178 for the corresponding period in 2009 (December 31, 2009: $1,060)

KOKOMO ENTERPRISES INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the nine months ended September 30, 2010 and 2009

Significant Accounting Policies

The unaudited  financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), consistently applied, which include the significant accounting policies as described in Note 3 of the unaudited financial statements.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Trends

Commodity prices have recently improved, and should this trend continue then companies such as Kokomo will have difficulty in acquiring mineral properties of merit at reasonable prices.

Related Party Transactions

The Company shares office space with Las Vegas From Home.com Entertainment Inc. (“Las Vegas”), a company related by certain common officers and directors.  Effective as of March 1, 2007, Las Vegas invoices the Company $1,500 plus G.S.T. per month for providing office space, telephone and photocopy services, office supplies, reception, accounting, secretarial and other miscellaneous services for as long as such services are required by the Company.  As at September 30, 2010, Las Vegas charged the Company for its share of (i) office expense of $10,800 (September 30, 2009 - $10,800); (ii) rent of $2,700 (September 30, 2009 - $2,700) and iii) other expense paid on behalf of the Company of $981 (September 30, 2009 - $1,206).

The Company charged Las Vegas for its share of other expense paid on behalf of Las Vegas in the amount of $2,575 (September 30, 2009 - $2,575).

Las Vegas is related to the Company by virtue of the fact that Las Vegas’ CEO and President, namely Jacob H. Kalpakian, is the Vice President of the Company, and the Chairman and CFO of Las Vegas namely Bedo H. Kalpakian, is the CEO, CFO and President of the Company.  Furthermore, Gregory T. McFarlane is a director of both the Company and Las Vegas.

The Company charged 99 Capital Corporation (“99 Capital”), a company formerly related with certain common officers and directors for its share of other expense paid on behalf of 99 Capital in the amount of $3,175 (September 30, 2009 - $nil).

99 Capital was related to the Company by virtue of the fact that the Company’s President, CEO and CFO namely Bedo H. Kalpakian, was the Chairman and CFO of 99 Capital from November 2009 up to June 2010 and the Company’s Vice President namely Jacob H. Kalpakian was the President and CEO of 99 Capital from November 2009 up to June 2010.

During the year ended December 31, 2008, the Company sold, through the facilities of the TSX.V, the Company’s marketable securities of 7,564,000 shares in the capital of Las Vegas for total proceeds of $431,371 which had a total acquisition cost of $2,483,113.  Of the realized loss on disposition, $1,058,892 has been reflected in 2006 and the remainder has been reflected in 2008.

Pursuant to the New Management Services Agreement dated November 1, 2001, as amended on August 18, 2003 and on July 31, 2005, the aggregate amount of payments made for Management Fees totaled $270,000 during the nine months period ended September 30, 2010 (September 30, 2009: $270,000) and was paid to Kalpakian Bros. of B.C. Ltd., (the “Manager”) the principals of which are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors of the Company.  The Management Services Agreement with Kalpakian Bros. of B. C. Ltd. expired on

KOKOMO ENTERPRISES INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the nine months ended September 30, 2010 and 2009

October 31, 2010.  On November 1, 2010, the parties to the Agreement amended the Management Services Agreement by means of an addendum whereby the remuneration payable to Kalpakian Bros. of B.C. Ltd. has been reduced to $10,000 per month plus HST effective as of November 1, 2010 and the expiry date of the Management Services Agreement has been extended up to October 31, 2011.  Either party may terminate the Management Services Agreement at anytime by giving three months notice to the other party.

On September 8, 2006, the Company entered into an option agreement for the Extra High Property with Colt; this agreement was subsequently amended on October 31, 2006 and June 14, 2007. The terms of the agreement were completed in full on June 26, 2007 (see Mineral Properties – 1. Extra High Property in this MD&A).  On January 21, 2008, the Company entered into an option agreement for the Extra High Property with Colt.  During 2008, pursuant to the 2008 Option Agreement, Colt exercised the first tranche of the option by making a cash payment of $250,000 but Colt did not exercise the second tranche of the option.

Colt was previously related to the Company by virtue of the fact that Bedo H. Kalpakian was the President, CEO and Director of Colt and is the President, CEO and CFO of the Company, and Jacob H. Kalpakian was the Vice President and Director of Colt and is the Vice President and Director of the Company.  Furthermore, J. Wayne Murton was a former Director of the Company and is a director of Colt.

In connection with the non-brokered private placement financing which the Company completed during the year ended December 31, 2009 (see Liquidity and Capital Resources in this MD&A), an aggregate of 4,176,333 Units in the capital of the Company were subscribed for by the family of two directors of the Company.  In addition, a total of 37,500 Units were subscribed for by an officer of the Company.

In connection with the non-brokered private placement financing announced on March 3, 2010 (see Liquidity and Capital Resources in this MD&A), a total of 3,250,000 Units in the capital of the Company were subscribed for by a company owned by two directors of the Company.  Subsequent to the nine months ended September 30, 2010, a total of 1,010,000 share purchase warrants at $0.10 per share were exercised by a company owned by two directors of the Company for total proceeds to the Company of $101,000.

FINANCIAL INSTRUMENTS

The Company has classified its cash and cash equivalents as held-for-trading; marketable securities as available-for-sale; and accounts payable and accrued liabilities, and payable to related parties, as other financial liabilities.

The carrying values of cash, payable to related parties, and accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of those financial instruments.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

(a)

Credit risk

 Credit risk arises from the non-performance of counterparties of contractual financial obligations.

The Company’s concentration of credit risk and maximum exposure thereto is as follows relating to funds held in Canada:

	September 30, 2010	September 30, 2009

Bank accounts	$2,271	$6,616

KOKOMO ENTERPRISES INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the nine months ended September 30, 2010 and 2009

(b)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. At September 30, 2010, the Company had accounts payable excluding accrued liabilities of $36,291 (September 30, 2009 - $30,938) which are due within 30 days and amounts payable to related parties of $93,649 (September 30, 2009 - $33,209) which are due on demand.

(c)

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk. The Company is not exposed to foreign currency risk.

(i)

Interest rate risk

The Company’s cash consists of cash held in bank accounts earning interest at variable interest rates.  Fluctuations in market rates do not have a significant impact on estimated fair values as of September 30, 2010.   The Company is not exposed to significant interest rate risk.

(ii)

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign exchange risk. The Company is not exposed to other price risk.

Analysis of expenses

For a breakdown of general and administrative expenditures, please refer to the Company’s Unaudited Financial Statements of Operations for the nine months ended September 30, 2010.

Disclosure over Internal Controls

Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that all relevant information is gathered and reported within the time periods required by securities regulations and that information required to be disclosed is accumulated and communicated to management.  Internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

Venture Issuers are not required to provide representations in their annual and interim filings relating to the establishment and maintenance of DC&P and ICFR, as defined in National Instrument NI 52-109.  In particular, the CEO and CFO certifying officers do not make any representations relating to the establishments and maintenance of (a) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded and reported within the time periods specified in securities legislation and (b) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.  The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in their certificates regarding absence of misrepresentations and fair disclosure of financial information.  Investors should be aware that inherent limitations on the ability of certifying officers of a Venture Issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

KOKOMO ENTERPRISES INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the nine months ended September 30, 2010 and 2009

International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board confirmed that Canadian GAAP for publicly accountable enterprises will be replaced by IFRS for fiscal years beginning on or after January 1, 2011.  IFRS uses a conceptual framework similar to Canadian GAAP, however there may be significant differences on recognition, measurement and disclosures required by some companies.

A detailed analysis of the differences between IFRS and the Company’s accounting policies as well as an assessment of the impact of various alternatives is being carried out.  The Company’s project plan involves four phases:  analysis, identification of changes, solution development and implementation, where necessary.

The Company is in the business of acquiring, exploring and if warranted, developing mineral prospects.  In a number of cases, the Company will be adopting IFRS as an initial policy, rather than a change from existing policies to IFRS.  The current analysis indicates that there will be very little effect on financial reporting as a result of the adoption of the IFRS.

Some of the specific areas reviewed and considered to date are:

Revenue Recognition – As the Company does not have any revenue to report, it will be adopting appropriate policies to satisfy IFRS requirements.  No complications in adopting IFRS are foreseen.

Inventories – The Company does not have any inventories at present.

Property, Plant and Equipment – IFRS requires that the Company identify the different components of its fixed assets.  At present the Company has no fixed assets and compliance will not result in a change.  IFRS allows the revaluation of assets at fair value.

Exploration and Development Costs – IFRS permits the capitalization of exploration costs.  The Company capitalizes all costs related to investments in mineral property interest on a property-by-property basis.  Such costs include mineral property interest acquisition costs and exploration development expenditures, net of any recoveries.  Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, sold or the Company’s mineral rights are allowed to lapse.

Financial Instruments – The Company’s current financial instruments are simple and require no analysis.

Actuarial Valuations – The Company has employee benefits which are expensed as incurred.  No complications in adopting IFRS are foreseen.

Impairment Tests – Impairment tests have been applied on the carrying value of projects on a quarterly basis, as required under Canadian GAAP.  Although the methodology of testing for impairment under IFRS is slightly different, no complications are expected on the transition to IFRS.  Should the Company change its policy on the recording of Exploration and Development Costs, as explained above, the carrying costs of these projects will also be assessed for fair value justification.

Income Taxes – Analysis of IFRS requirements will be done when the new standards become available.  With no current revenue or taxable income, and with no anticipated contentious issues regarding the tax value of assets or non-capital losses carried forward, no complications are anticipated.

KOKOMO ENTERPRISES INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the nine months ended September 30, 2010 and 2009

Financial Disclosure – Based on publications to date, none of the requirements to comply with reporting under IFRS presents any foreseeable difficulty.

In summary, an analysis of the requirements for making the transition to IFRS and the subsequent compliance for financial reporting purposes indicates that there should not be any difficulty due to the simplicity of the Company’s current operations and the fact that IFRS will be adopted as initial policy, rather than a change from an existing policy.

Capital Stock

Authorized share capital:

Unlimited number of common shares without nominal or par value

Unlimited number of preferred shares without nominal or par value

Outstanding Share Data as of November 10, 2010	No. of Common Shares	No. of Preferred Shares	Exercise Price per Share	Expiry Date
Issued and Outstanding as at November 10, 2010	13,963,278	Nil	N/A	N/A
Warrants as at November 10, 2010	3,967,000 1,140,000 102,000 2,000,000 83,333 440,000 550,000 500,000 2,000,000	Nil	Cdn $0.10 Cdn $0.10 Cdn $0.10 Cdn $0.10 Cdn $0.10 Cdn $0.10 Cdn $0.10 Cdn $0.10 Cdn $0.10	July 3, 2011 July 29, 2011 Sept 3, 2011 Dec 2/2014 Dec 22/2014 Mar 11/2012 April 16, 2012 May 4, 2012 August 16, 2012
Stock Options as at November 10, 2010	168,242	Nil	Cdn$1.25	June 15/2011
Fully Diluted as at November 10, 2010	24,913,853	Nil

Outlook

Management’s efforts are directed towards pursuing opportunities of merit in the mineral exploration sector for the Company, and Management is hopeful that, in due course, the Company shall be able to acquire a mineral prospect of merit.